Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Year Ended August 31, 2011

Name	Incorporation	Percent Owned
Penford Corporation	Washington
Penford Products Co.	Delaware	100%
Penford Holdings Pty. Limited	New South Wales, Australia	100%
Penford Australia Limited	New South Wales, Australia	100%
Penford Export Corporation	U.S. Virgin Islands	100%